October 2007	Preliminary Terms No. 402
Registration Statement No. 333-131266
Dated October 8, 2007
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities
Buffered PLUS based on the S&P 500® Index due October 15, 2010
Buffered Performance Leveraged Upside SecuritiesSM
Buffered PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies while providing some protection against negative performance by the asset.  Once the asset has decreased below a specified buffer level, the investor is exposed to the negative price performance, subject to a minimum payment at maturity.   At maturity, if the asset has appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the underlying asset.  At maturity, if the asset has depreciated, (i) if the closing value of the asset has not declined below the specified buffer level, the Buffered PLUS will redeem for par or (ii) if the closing value of the asset is below the buffer level, the investor will lose 1% for every 1% decline below the specified buffer level, subject to a minimum payment at maturity.
SUMMARY TERMS
Issuer:		Morgan Stanley
Maturity date:		October 15, 2010
Underlying index:		S&P 500® Index
Aggregate principal amount:		$
Payment at maturity:
¡     If the final index value is greater than the initial index value:
$1,000 + ($1,000 x upside leverage factor x index percent increase)
The payment at maturity is not capped
¡     If the final index value is less than or equal to the initial index value but greater than or equal to the downside protection value of 85% of the index value:
$1,000
¡     If the final index value is less than the downside protection value of 85% of the initial index value:
($1,000 x the index performance factor) + $150
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered PLUS pay less than $150 per Buffered PLUS at maturity.

Upside leverage factor:		106.45%
Index percent increase:		(final index value – initial index value) / initial index value
Initial index value:		, the closing value of the S&P 500® Index as published on the Bloomberg page “SPX” on the pricing date.
Final index value:		The closing value of the S&P 500® Index on the index valuation date.
Index valuation date:		October 13, 2010, subject to adjustment for certain market disruption events.
Downside protection value		, which is 85% of the initial index value.
Minimum payment at maturity:		$150 per Buffered PLUS
Index performance factor:		(final index value / initial index value)
Maximum payment at maturity:		The payment at maturity is not capped.
Interest:		None
Stated principal amount:		$1,000 per Buffered PLUS
Issue price:		$1,000 per Buffered PLUS
Pricing date:		October , 2007
Original issue date:		October , 2007 (5 business days after the pricing date)
CUSIP:		617446V30
Listing:		The Buffered PLUS will not be listed on any securities exchange.
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to public	Agent’s commissions(1)	Proceeds to company
	Per Buffered PLUS	$1,000	$3	$997
	Total	$	$	$
(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Buffered PLUS Based on the Value of
the S&P 500 Index®

Investment Overview
Buffered Performance Leveraged Upside Securities
The Buffered PLUS Based on the S&P 500 Index (the “Buffered PLUS”) can be used:
¡	As an alternative to direct exposure to the S&P 500 Index that enhances returns for the positive performance of the S&P 500 Index
¡	To enhance returns and potentially outperform the S&P 500 Index in a bullish scenario with unlimited appreciation potential
¡	To achieve similar levels of upside exposure to the S&P 500 Index as a direct investment, while using fewer dollars by taking advantage of the leverage factor
¡	To obtain a buffer against a specified level of negative performance in the S&P 500 Index and protect a specified portion of the invested principal against negative performance

Maturity:	3 years
Upside leverage factor:	106.45%
Downside protection value:	85% of initial index value
Principal protection:	15% ($150) of the stated principal amount is protected
Coupon:	None

S&P 500 Index Overview
The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on October 4, 2007

Ticker:	SPX	52 Weeks Ago:	1,350.22
Current Index Level:	1,542.84	52 Week High Index Value (on 7/19/07):	1,553.08
		52 Week Low Index Value (on 10/06/06):	1,349.58

S&P 500 Index Historical Performance – End of Week Values January 4, 2002 to September 28, 2007

October 2007	Page 2

Buffered PLUS Based on the Value of
the S&P 500 Index®

Key Investment Rationale
The Buffered PLUS offer 106.45% leveraged upside on the positive performance of the S&P 500 Index  and provide a buffer against a decline of 15% in the S&P 500 Index, ensuring a minimum return of $150 at maturity.

Leverage Performance	The Buffered PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the S&P 500 Index.
Payment Scenario 1
The S&P 500 Index increases in value and, at maturity, the Buffered PLUS redeem for the stated principal amount of $1,000 plus 106.45% of the index percent increase, which is not subject to a maximum payment amount.

Payment Scenario 2	The S&P 500 Index declines in value by no more than 15% and, at maturity, the Buffered PLUS redeem for the stated principal amount of $1,000.
Payment Scenario 3
The S&P 500 Index declines in value by more than 15% and, at maturity, the Buffered PLUS redeem for less than the stated principal amount by an amount that is proportionate to the percentage decrease below the downside protection value.  (Example: if the S&P 500 Index decreases by 30%, the Buffered PLUS will redeem for $850.)  The minimum payment at maturity is $150.

Summary of Selected Key Risks (see page 8)
¡	85% of the stated principal amount is at risk.
¡	No interest payments.
¡
The Buffered PLUS will not be listed on any exchange, secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

¡	The market price of the Buffered PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the S&P 500 Index.
¡	Adjustments to the S&P 500 Index by the index publisher could adversely affect the value of the securities.
¡	Economic interests of the calculation agent may be potentially adverse to investors.
¡	The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.
¡	Credit risk to Morgan Stanley whose credit rating is currently Aa3/AA-.

October 2007	Page 3

Buffered PLUS Based on the Value of
the S&P 500 Index®

Fact Sheet
The Buffered PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, only guarantee a 15% return of principal at maturity and have the terms described in the accompanying prospectus supplement for PLUS and the accompanying prospectus, as supplemented or modified by these preliminary terms.  At maturity, an investor will receive for each stated principal amount of Buffered PLUS that the investor holds, an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the closing value of the S&P 500 Index on the index valuation date.  Under no circumstances will the payment at maturity be less than $150 per Buffered PLUS.  The Buffered PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.
Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
October , 2007	October , 2007 (5 business days after the pricing date)	October 15, 2010, subject to postponement due to market disruption events
Key Terms
Issuer:	Morgan Stanley
Underlying index:	S&P 500 Index
Underlying index publisher:	Standard & Poor’s® Corporation
Aggregate principal amount:	$
Issue price:	$1,000 per Buffered PLUS. The Buffered PLUS will be issued at $1,000 per Buffered PLUS and the agent’s commissions will be $ per Buffered PLUS.
Stated principal amount:	$1,000 per Buffered PLUS
Denominations:	$1,000 per Buffered PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:
¡     If the final index value is greater than the initial index value:
$1,000 + ($1,000 x upside leverage factor x index percent increase)
¡     If the final index value is less than or equal to the initial index value but greater than or equal to the downside protection value of 85% of the index value:
$1,000
¡     If the final index value is less than the downside protection value of 85% of the initial index value:
($1,000 x the index performance factor) + $150
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered PLUS pay less than $150 per Buffered PLUS at maturity.

Upside leverage factor:	106.45%
Downside protection value	, which is 85% of the initial index value
Minimum payment at maturity:	$150
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:
                  , the closing value of the S&P 500 Index as posted on the Bloomberg page “SPX” on the pricing date.  If there is a market disruption event on such day, then the determination of the initial index value will be postponed to the next succeeding index business day.

Final index value:	The closing value of the S&P 500 Index on the index valuation date.
Index valuation date:	October 13, 2010, subject to adjustment for certain market disruption events, as set forth in “Description of PLUS—Payment at Maturity—For issuances of PLUS linked to a single index.”
Index performance factor:	(final index value / initial index value)
Maximum payment at maturity:	None
Postponement of maturity date:
If the scheduled index valuation date is not an index business day or if a market disruption event occurs on that day so that the index valuation date as postponed falls less than two scheduled index business days prior to the scheduled maturity date, the maturity date of the Buffered PLUS will be postponed until the second scheduled index business day following that index valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 8.

October 2007	Page 4

Buffered PLUS Based on the Value of
the S&P 500 Index®

General Information
Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP:	617446V30
Tax considerations:
Although the issuer believes the Buffered PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the Buffered PLUS.
Assuming this characterization of the Buffered PLUS is respected, the following U.S. federal income tax consequences should result.
¡     A U.S. Holder should not be required to recognize taxable income over the term of the Buffered PLUS prior to maturity, other than pursuant to a sale or exchange.
¡     Upon sale, exchange or settlement of the Buffered PLUS at maturity, a U.S. Holder should generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Buffered PLUS.  Such gain or loss should generally be long-term capital gain or loss if the investor has held the Buffered PLUS for more than one year.
Please read the discussion under “Risk Factors ― Structure Specific Risk Factors” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS concerning the U.S. federal income tax consequences of investing in the Buffered PLUS.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the Buffered PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Buffered PLUS through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the Buffered PLUS by taking positions in futures and options contracts on the S&P 500 Index.  Such purchase activity could increase the value of the S&P 500 Index, and therefore the value at which the S&P 500 Index must close on the index valuation date before investors would receive at maturity a payment that exceeds the stated principal amount of the Buffered PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement for PLUS.

ERISA:	See “ERISA” in the accompanying prospectus supplement for PLUS.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This offering summary represents a summary of the terms and conditions of the Buffered PLUS.  We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering.

October 2007	Page 5

Buffered PLUS Based on the Value of
the S&P 500 Index®

How Buffered PLUS Work
Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the Buffered PLUS based on the following terms:
Stated principal amount:	$1,000
Upside leverage factor:	106.45%
Downside protection value:	85% of initial index value
Minimum payment at maturity:	$150

Buffered PLUS Payoff Diagram

¡
If the final index value is greater than the initial index value, investors will receive the $1,000 stated principal amount plus the upside leverage factor of 106.45% of the appreciation of the S&P 500 Index over the term of the Buffered PLUS.

¡	If the final index value is less than or equal to the initial index value but greater than or equal to the downside protection value, investors will receive $1,000.

¡
If the final index value is less than the downside protection value, investors will receive an amount that is less than the stated principal amount by an amount that is proportionate to the percentage decrease below the downside protection value.  The minimum payment at maturity is $150.

–	For example, if the S&P 500 Index depreciates 30%, investors would lose 15% of their principal and receive only $850 at maturity, or 85% of the stated principal amount.

October 2007	Page 6

Buffered PLUS Based on the Value of
the S&P 500 Index®

Payment at Maturity
At maturity, investors will receive for each $1,000 stated principal amount of Buffered PLUS that they hold an amount in cash based upon the closing value of the S&P 500 Index on the index valuation date, as determined as follows:

•	If the final index value is greater than the initial index value, investors will receive for each $1,000 stated principal amount of Buffered PLUS that they hold a payment at maturity equal to:

$1,000    +    ($1,000 x leverage factor x index percent increase)

where,

index percent increase	=	final index value − initial index value
initial index value

•
If the final index value is less than or equal to the initial index value, but greater than the downside protection value of 85% of the initial index value, you will receive for each Buffered PLUS that you hold a payment at maturity equal to the $1,000 stated principal amount.

•
If the final index value is less than the downside protection value of 85% of the initial index value, you will receive for each Buffered PLUS that you hold a payment at maturity that is less than the stated principal amount of each Buffered PLUS by an amount proportionate to the decline in value of the S&P 500 Index  from the initial index value, plus $150, which will be equal to:

($1,000    x    index performance factor) + $150

where,

index performance factor	=	final index value
initial index value

Because the index performance factor will be less than 0.85, the payment at maturity will be less than the stated principal amount under this scenario.

Under no circumstances will the payment at maturity be less than $150 per Buffered PLUS.

October 2007	Page 7

Buffered PLUS Based on the Value of
the S&P 500 Index®

Risk Factors
The following is a non-exhaustive list of certain key risk factors for investors in the securities. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Buffered PLUS.

Structure Specific Risk Factors
¡
Buffered PLUS do not pay interest or guarantee a return of 100% of your principal.  The terms of the Buffered PLUS differ from those of ordinary debt securities in that the Buffered PLUS do not pay interest, and provide a minimum payment at maturity of only 15% of the stated principal amount of the Buffered PLUS.  If the final index value is less than 85% of the initial index value, you will receive for each Buffered PLUS that you hold a payment at maturity that is less than the stated principal amount of each Buffered PLUS by an amount proportionate to the decline in the value of the S&P 500 Index, plus $150 per Buffered PLUS.

¡
Market price influenced by many unpredictable factors.  Several factors will influence the value of the Buffered PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Buffered PLUS in the secondary market, including: the value, volatility and dividend yield of the S&P 500 Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

¡
Not equivalent to investing in the S&P 500 Index.  Investing in the Buffered PLUS is not equivalent to investing in the S&P 500 Index or its component stocks.  Investors in the Buffered PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the S&P 500 Index.

¡
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Buffered PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Buffered PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the Buffered PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

¡
The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the Buffered PLUS.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization or treatment for the Buffered PLUS, the timing and character of income on the Buffered PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the Buffered PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the Buffered PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the Buffered PLUS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms and the prospectus supplement for PLUS.

October 2007	Page 8

Buffered PLUS Based on the Value of
the S&P 500 Index®

Other Risk Factors
¡
Secondary trading may be limited. The Buffered PLUS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Buffered PLUS.  Even if there is a secondary market, it may not provide significant liquidity.  Accordingly, you should be willing to hold your Buffered PLUS to maturity.

¡
Adjustments to the S&P 500 Index could adversely affect the value of the Buffered PLUS.  Standard & Poor’s® Corporation can add, delete or substitute the stocks underlying the S&P 500 Index, and can make other methodological changes that could change the value of the S&P 500 Index; or may discontinue or suspend calculation or publication of the S&P 500 Index at any time.  In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.  Any of these actions could adversely affect the value of the Buffered PLUS.

¡
Potential adverse economic interest of the calculation agent.  The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Buffered PLUS.  MS & Co., the calculation agent, is our subsidiary.  As calculation agent, MS & Co., and other affiliates of ours will carry out hedging activities related to the Buffered PLUS or trade in the component stocks of the S&P 500 Index or other instruments related to the S&P 500 Index on a regular basis.  Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index value and, therefore, could increase the value at which the S&P 500 Index must close before an investor receives a payment at maturity that exceeds the issue price of the Buffered PLUS.  Additionally, such hedging or trading activities during the term of the Buffered PLUS, including on the index valuation date, could potentially affect the value of the S&P 500 Index on the index valuation date and, accordingly, the amount of cash an investor will receive at maturity.

October 2007	Page 9

Buffered PLUS Based on the Value of
the S&P 500 Index®

Information about the S&P 500 Index
The S&P 500 Index.  The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The S&P 500® Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in Annex A of the prospectus supplement for PLUS.

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in the prospectus supplement for PLUS.

Historical Information
The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the S&P 500 Index for each quarter in the period from January 1, 2002 through October 4, 2007.  The closing value of the S&P 500 Index on October 4, 2007 was 1,542.84.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the S&P 500 Index on the index valuation date.  The payment of dividends on the stocks that constitute the S&P 500 Index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500 Index	High	Low	Period End
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter (through October 4, 2007)	1,547.04	1,539.59	1,542.84

October 2007	Page 10